EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Year Ended October 31
	2002	2001	2000	1999	1998
Earnings:
Income of consolidated group before income taxes and changes in accounting	$602,705	$(24,757)	$777,507	$365,135	$1,560,032
Dividends received from less than fifty percent owned affiliates	2,236	1,675	3,065	5,734	5,555
Fixed charges excluding capitalized interest	659,263	787,737	693,626	571,949	531,817

Total earnings	$1,264,204	$764,655	$1,474,198	$942,818	$2,097,404

Fixed charges:
Interest expense of consolidated group including capitalized interest	$637,571	$766,254	$677,424	$557,740	$521,418
Portion of rental charges deemed to be interest	22,145	22,030	17,122	15,347	12,451

Total fixed charges	$659,716	$788,284	$694,546	$573,087	$533,869

Ratio of earnings to fixed charges*	1.92	**	2.12	1.65	3.93

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less than fifty percent owned affiliates. “Earnings” consist of income before income taxes, changes in accounting and fixed charges excluding capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

*	The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

**	For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.